EXHIBIT 99.1

PyroGenesis Announces the Implementation of a NCIB

MONTREAL, Feb. 11, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (GHGs), is pleased to announce today that it has received acceptance from the Toronto Stock Exchange (“TSX”) of its Notice of Intention to implement a Normal Course Issuer Bid (“NCIB”).

Pursuant to the NCIB, PyroGenesis may purchase, from time to time, over a period of 12 months starting February 15, 2022 and ending February 14, 2023, up to 7,500,000 common shares (approx. 4.4% of its common shares issued and outstanding as of February 7, 2022). As of February 7, 2022, there were 170,125,795 common shares of PyroGenesis issued and outstanding. On any given day, during the NCIB, PyroGenesis may only purchase up to 78,089 common shares, which is equivalent to 25% of the Average Daily Trading Volume of 312,357 calculated based on the trading volumes on the TSX from August 1, 2021 to January 31, 2022.

Purchases under the NCIB may commence as of February 15, 2022 and will end on the earlier of: (i) February 14, 2023; or (ii) the date on which the Company has purchased the maximum number of common shares to be acquired under the NCIB. All purchases made by the Company will be through Pollitt & Co. Inc. acting on behalf of the Company. The purchases will be made in accordance with the rules of the TSX, through the facilities of the TSX or through alternative trading systems. The actual number of common shares which will be purchased, and the timing of such purchases, will be determined by the Company, and the price which the Company will pay for the common shares will be the market price at the time of the purchase. The common shares purchased under the NCIB will be cancelled.

The Company's Board of Directors believes that the market price of the Company's common shares may from time to time not reflect the underlying value of the Company, specifically its growth opportunities, and that the proposed purchasing of its common shares is in the best interests of the Company and represents an appropriate use of corporate funds. It is expected that any purchases made by the Company could also enhance value and liquidity for its shareholders.

Of note, this NCIB is further to a previous NCIB that the Company had implemented. Under the previous NCIB, which started on January 14, 2021 and ended on January 13, 2022, 5,000,000 common shares were approved for purchase, of which 840,094 common shares were purchased. The weighted average price paid per common share purchased was 4.96$.

About PyroGenesis Canada Inc
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.
For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/